SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEXTFIT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65338V 10 7

(CUSIP Number)

Equity Online, LLC

c/o Jeff Hays

3544 E. Danish Road

Sandy, UT 84093

(801) 502-9966

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

April 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box      ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338V 10 7

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Equity Online, LLC

20-1941844

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

N/A (Reporting Person has sold securities)

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

Utah

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	0
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	0
	(10) Shared Dispositive Power:	0

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

Effective April 7, 2010, Reporting Person has sold and disposed of 300,000 shares of Series B Preferred stock of Nextfit, Inc., representing 18,000,000 shares of Common Stock of Nextfit, Inc. that were beneficially owned by Reporting Person for voting purposes pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.  Accordingly, Reporting Person currently does not beneficially own any shares of Common Stock of Nextfit, Inc.  The 300,000 shares of Series B Preferred Stock of Nextfit, Inc. previously owned of record by Reporting Person were convertible by Reporting Person into 9,000,000 shares of Common Stock on or after March 6, 2011, but the Series B Preferred Stock currently possesses the right to vote twice the number of shares of Common Stock underlying the Series B Preferred conversion rights, or 18,000,000 common equivalent voting rights.

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     .

(13)

Percent of Class Represented by Amount in Row (11):

0

(14)

Type of Reporting Person (See Instructions):

CO

Item 1. Security and Issuer.

Name and address of principal executive offices of Issuer:

NextFit, Inc.

235 West Sego Lily Dr., 2nd Floor

Sandy, UT  84070

Common Stock, $0.001 par value

Item 2. Identity and Background.

(a)

Name of person filing this statement:

Equity Online, LLC, a Utah limited liability company (the “Reporting Person”)

Name of sole manager and sole control person (managing member) of the Reporting Person:

Jeff Hays

(b)

Residence or Business Address:

Equity Online, LLC

3544 E. Danish Road

Sandy, UT 84093

Jeff Hays

3544 E. Danish Road

Sandy, UT 84093

(c)

Principal occupation or business:

Equity Online, LLC:  Holding Company

Jeff Hays:    Entrepreneur and sole manager of Equity Online, LLC

(d)

Criminal proceedings:

During the last five years, neither the Reporting Person nor Mr. Hays has been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, neither the Reporting Person nor Mr. Hays has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws, or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

Equity Online, LLC:  Utah

Jeff Hays:  United States

Item 3.

Source and Amount of Funds or Other Consideration.

N/A

Item 4.

Purpose of the Transaction.

N/A

Item 5.

Interest in Securities of the Issuer.

(a)

On April 7, 2010, Reporting Person (Equity Online, LLC) sold 300,000 shares of Series B Preferred Stock of the Company to Mytoge Development, LLC.  Jeff Hays is the sole manager and sole managing member of Reporting Person.

(b)	Reporting Person currently owns 0 shares of Common Stock or Series B Preferred Stock of the Company.

(c)

On April 7, 2010, Reporting Person sold 300,000 shares of Series B Preferred Stock of the Company to Mytoge Development, LLC.  The purchase price of the Series B Preferred was $90,000, consisting of services rendered to Reporting Person, and/or cash from working capital of Mytoge.  The purchase price represents a price of $0.01 per share of Common Stock of the Company underlying the Series B Preferred Stock sold by Reporting Person.

(d)	N/A

(e)	On April 7, 2010, Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Company.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Series B Stock Purchase Agreement, at any time within six months from April 7, 2010, Mytoge Development, LLC has the option to cause Reporting Person to repurchase the shares of Common Stock underlying the Series B Preferred Stock at a purchase price of $0.01 per share.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: April 12, 2010
/s/ Jeff Hays Equity Online, LLC Jeff Hays, Manager

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